

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Frederick G. Vogt
Interim Chief Executive Officer
Iovance Biotherapeutics, Inc.
825 Industrial Road
Suite 400
San Carlos , California

> **Re: Iovance Biotherapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 001-36860**

Dear Frederick G. Vogt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2022 and 2021
Research and Development Expense, page 92

1. Please revise your future filings to disclose your research and development costs incurred for each of your key product candidates, including, but not limited to lifileucel, for all periods presented. To the extent that you do not track expenses by product candidate, program, or indication, disclose that fact and explain why you do not maintain and evaluate research and development cost in this manner. For unallocated research and development expenses, provide a breakdown by type or nature of expense. Please assure that the sum reconciles to the total research and development expense for the period on the Consolidated Statements of Operations. Please provide us with your proposed disclosure, and tell us in which periodic report the proposed disclosure will be included.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Li Xiao at 202-551-4391 or Ibolya Ignat at 202-551-3636 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences